UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number    001-14905

Acme Brick Company

401(k) Retirement & Savings Plan

3024 Acme Brick Plaza

Fort Worth, Texas 76109

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Acme Brick Company 401(k) Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acme Brick Company 401(k) Retirement & Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, PC

We have served as the Plan’s auditor since 2022.

Buffalo, NY

June 8, 2023

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2022	2021

Assets:
Investments, at fair value	$111,225,804	$133,956,216
Non-interest bearing cash	380	332
Receivables:
Notes receivable from participants	1,600,239	1,769,037
Company contribution receivable	359,743	367,557
Participant contributions receivable	74,956	74,674

Total receivables	2,034,938	2,211,268

Total assets	113,261,122	136,167,816

Liabilities:
Excess participants’ contributions refundable	134,350	132,099

Total liabilities	134,350	132,099

Net assets available for benefits	$113,126,772	$136,035,717

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2022
Additions:
Investment income:
Dividends and interest	$2,477,412

Total investment income	2,477,412

Interest income on notes receivable from participants	92,155

Contributions:
Participants	5,204,242
Company	1,670,247
Rollovers	230,265

Total contributions	7,104,754

Total additions	9,674,321
Deductions:
Investment loss:
Net depreciation in fair value of investments	17,978,101

Total investment loss	17,978,101
Benefits paid to participants	14,305,716
Administrative expenses	299,449

Total withdrawals	14,605,165

Total deductions	32,583,266

Net decrease in net assets available for benefits	(22,908,945)

Net assets available for benefits:
Beginning of year	136,035,717

End of year	$113,126,772

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2022

1.	DESCRIPTION OF PLAN

The following description of the Acme Brick Company (the “Company”) 401(k) Retirement & Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General.    The Plan is a defined contribution plan which covers all employees. Employees are eligible to participate in the Plan as of the first day of the month on or after each employee has completed sixty (60) days of service and reached the age of eighteen (18). Employees hired on or after July 1, 2019 are automatically enrolled in the Plan at a deferral rate of 3% after the two aforementioned criteria are met and after a 30-day grace period to opt out. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Board of Directors is responsible for oversight of the Plan. The Administrative Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors.

b.

Contributions.    Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 65% of each employee’s eligible earnings, but not more than the maximum allowed by law. Contributions for employees hired on or after July 1, 2019 are automatically increased at a rate of 1% per year up to 5%. Employee contributions are subject to Internal Revenue Code (the “Code”) limitations. The maximum contribution allowed by the Plan was $20,500 in 2022. Employees who are 50 or older as of December 31, 2022 and reach either the maximum before-tax contribution limit of 65% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $6,500 for 2022 and is eligible for Company matching.

For the year ended December 31, 2022, Company matching contributions are equal to 50% of the sum of each employee’s voluntary pre-tax contributions and after-tax Roth contributions up to five percent of the employee’s eligible earnings. The Company’s Board of Directors determines the matching percentage. Company matching contributions totaled $1,670,247 for the year ended December 31, 2022. Forfeiture balances of $115,000 will be applied against the 4th quarter amount due of $474,743 in 2023.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts.    Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions and investment earnings. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting.    Participants have a fully-vested, nonforfeitable right to employee contributions. Company matching contributions are allocated to all participants and become fully vested after participants have completed three years of vested service. A participant’s account balance shall be 100% vested upon normal retirement age (65), disability or death. Effective January 1, 2020, company matching contributions are fully vested for any participant whose separation from service is the result of a reduction in force. One year of vested service is credited for each calendar year in which a participant has at least 1,000 hours of service. Forfeitures of the Company match may be used to pay Plan expenses or fund other matching contributions; however, the forfeiture amount is credited back to participants upon re-employment with the Company. Forfeiture balances as of December 31, 2022 were approximately $115,000. Forfeiture balances as of December 31, 2021 were approximately $105,000.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

e.

Investment Options.    All employee contributions and Company matching contributions are participant directed among various mutual funds, target date funds, stable value and money market funds and Berkshire Hathaway Inc. (“Berkshire”) Class B common stock. Automatic enrollment contributions are defaulted to target date funds.

f.

Payment of Benefits.    Withdrawals of vested contributions from the Plan by participants can be made at normal retirement (age 65), when a participant dies, becomes disabled or a break in service occurs. There is no plan provision for early retirement (age 55). Distributions upon withdrawal are made in accordance with the Plan document.

g.

Hardship Distributions.    A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Notes receivable from participants.    Participants are allowed to apply for and receive loans from their vested account balance, subject to certain requirements, including the provision that they may not have more than one outstanding loan at a time. The minimum loan amount is $1,000 and the maximum is 50% of the participant’s combined Employee pre-tax, after-tax and after-tax Roth accounts, but never more than $50,000 minus the highest outstanding balance of the participant’s total Plan loans during the last 12 months. The loans are secured by the balance in the participant’s account. A reasonable rate of interest is charged on loans. Currently, the Plan charges interest at the federal Prime rate plus 2%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting.    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments.    The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

investments in the accompanying statement of changes in net assets available for benefits. Shares in the Wells Fargo Stable Return Fund are valued based on the fair value of the underlying investments as determined by Wells Fargo Bank, N.A. Shares in the Putnam Stable Value Fund are valued based on the fair value of the underlying investments as determined by Putnam Management. The Plan presents net changes in the fair value of the Wells Fargo Stable Return Fund and the Putnam Stable Value Fund, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

d.

Notes receivable from participants.    Participant loans are valued at unpaid principal balance plus accrued interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

e.	Contributions. Contributions by participants and participating employers are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurement, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 — inputs to the valuation methodology include
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021. These methodologies were consistently applied to all investments of the Plan.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Cash and cash equivalents

Demand deposit funds are carried at amortized cost which approximates fair value. The investments are classified within Level 2 of the valuation hierarchy.

Common stock

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust funds

The common/collective trust funds (“CCT”) are valued using Net Asset Value (“NAV”) per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since each CCT is measured using the NAV per share practical expedient, the CCT’s are not classified in the fair value hierarchy. The fair value amounts for the CCT’s presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021. The Plan has no assets classified within Level 3 of the valuation hierarchy.

Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$4,990,673	$4,990,673
Mutual funds	77,916,825	-	77,916,825
Common stock	15,849,376	-	15,849,376

Total investments in the fair value hierarchy	$93,766,201	$4,990,673	98,756,874

Investments measured at net asset value (a)			12,468,930

Total investments at fair value			$111,225,804

Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$5,191,245	$5,191,245
Mutual funds	97,311,811	-	97,311,811
Common stock	16,891,891	-	16,891,891

Total investments in the fair value hierarchy	$114,203,702	$5,191,245	119,394,947

Investments measured at net asset value (a)			14,561,269

Total investments at fair value			$133,956,216

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

The following table summarizes investments measured at fair value based on NAV as a practical expedient as of December 31, 2022 and 2021.

Fair Values as of December 31, 2022

				Redemption
		Unfunded	Redemption	Notice
Fund	Fair Value	Commitments	Frequency	Period

Putnam Stable Value Fund	$12,468,930	N/A	Daily	Daily

Total	$12,468,930

Fair Values as of December 31, 2021

				Redemption
		Unfunded	Redemption	Notice
Fund	Fair Value	Commitments	Frequency	Period
Wells Fargo Stable Return Fund	$8,680,270	N/A	Daily	12 Months

Putnam Stable Value Fund	5,880,999	N/A	Daily	Daily

Total	$14,561,269

4.	TAX STATUS OF PLAN

Effective December 31, 2018, the Plan sponsor adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan received an opinion letter dated March 31, 2014 in which the Internal Revenue Service (“IRS”) stated that the prototype plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan’s Administrative Committee believes that the Plan is being operated in compliance with the applicable provisions of the Code.

The Plan’s Administrative Committee evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2022 excess contributions to applicable participants prior to March 15, 2023. The Plan distributed the 2021 excess contributions to applicable participants prior to March 15, 2022.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

6.	ADMINISTRATIVE EXPENSES

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested in their employer contributions and Plan assets would be distributed accordingly.

8.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of Berkshire, the Company’s parent; a retirement bank account managed by Bank of America, N.A., which acted as trustee for only those investments as defined by the Plan; and, notes receivable from participant loans. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31, 2022	December 31, 2021

Net assets available for benefits per the financial statements	$113,126,772	$136,035,717
Amounts allocated to withdrawing participants	(795)	(169)

Net assets available for benefits per the Form 5500	$113,125,977	$136,035,548

	Year Ended
	December 31, 2022
Net decrease in net assets available for benefits per the financial statements	$(22,908,945)
Amounts allocated to withdrawing participants at December 31, 2022	(795)
Amounts allocated to withdrawing participants at December 31, 2021	169

Change in net assets available for benefits per the Form 5500	$(22,909,571)

The reconciling items noted above are due to the difference in the method of accounting used under government reporting requirements in preparing the Form 5500 as compared to the Plan’s financial statements.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

10.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a variety of mutual funds, a common collective trust fund, and Berkshire common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EIN: 75-2864968     Plan Number: 014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b)	(c)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Berkshire Hathaway Common Stock Class B	Common Stock	$ 15,849,376

	Putnam Stable Value Fund Class 20	Common/Collective Trust Fund	12,468,930

	Fidelity 500 Index Fund	Mutual Fund	10,879,836

	AllianceBernstein Large Cap Growth Fund Class Z	Mutual Fund	10,188,470

	Victory Sycamore Established Value Fund Class I	Mutual Fund	9,146,001

	Touchstone Large Cap Focused Fund Class A	Mutual Fund	6,822,914

	Vanguard Small Cap Index Fund	Mutual Fund	6,266,940

	PGIM Total Return Bond Fund Class R6	Mutual Fund	6,147,812

	MFS International Diversification Fund Class R4	Mutual Fund	5,590,998

*	Merrill Lynch Retirement Bank Account	Cash Equivalent	4,990,673

	Carillon Eagle Mid Cap Growth Fund Class R5	Mutual Fund	3,969,352

	Vanguard Value Index Fund Admiral Class	Mutual Fund	3,943,802

	Metropolitan West Total Return Bond Fund Class I	Mutual Fund	3,613,953

	Fidelity International Bond Index Institutional Fund	Mutual Fund	3,405,077

	Fidelity US Bond Index Fund	Mutual Fund	2,338,762

	Vanguard 2025 Target Retirement Investor Class	Mutual Fund	1,818,422

	Vanguard 2030 Target Retirement Investor Class	Mutual Fund	1,560,485

	Vanguard 2035 Target Retirement Investor Class	Mutual Fund	544,958

	Vanguard 2055 Target Retirement Investor Class	Mutual Fund	396,444

	Vanguard 2050 Target Retirement Investor Class	Mutual Fund	340,007

	Vanguard 2060 Target Retirement Investor Class	Mutual Fund	265,653

	Vanguard 2045 Target Retirement Investor Class	Mutual Fund	225,430

	Vanguard 2065 Target Retirement Investor Class	Mutual Fund	163,738

	Vanguard 2040 Target Retirement Investor Class	Mutual Fund	152,495

	Vanguard Target Income Retirement Investor Class	Mutual Fund	87,969

	Vanguard 2020 Target Retirement Investor Class	Mutual Fund	47,178

	Vanguard 2070 Target Retirement Investor Class	Mutual Fund	94

	American Funds Inflation Class R6	Mutual Fund	35

*	Notes Receivable from Participants	Interest rates range from 5.25% to 9.50%, due through 2036.	1,600,239

			$ 112,826,043

* Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Acme Brick Company 401(k) Retirement & Savings Plan

By: /s/ Elaine Suleski

Elaine Suleski
Vice President of Accounting

Date: June 8, 2023

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Freed Maxick CPAs, PC	14